UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33 300 26253-9

PUBLICLY-HELD COMPANY

Minutes of the Extraordinary Shareholders’ Meeting of Tele Norte Leste Participações S.A., held on August 16, 2010, drafted as summary according to § 1 of Article 14 of the Bylaws:

1. Date, time and place: August 16, 2010, at 10:00 a.m., at the Company’s headquarters, at Rua Humberto de Campos, No. 425, 8th floor – Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro.

2. Agenda: (i) issue of simple single series unsecured debentures, not convertible into shares; (ii) delegation of powers to the Board of Directors for decisions or changes in connection with the second part of paragraph 1 of article 59 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”); and (iii) authorization to the Company’s Board of Executive Officers to take all the necessary measures to issue the debentures.

3. Call Notice: Call notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro,” part V, on July 30, 2010, page 12; August 2, 2010, page 5; and August 3, 2010, page 22 and “Valor Econômico - Edição Nacional,” on July 30, 2010, page C7; August 2, 2010, page A9; and August 3, 2010 page C5; pursuant to Article 133 of Law No. 6,404/76.

4. Attendance: Company’s shareholders representing more than 63% (sixty three per cent) of the voting shares, according to signatures included on the Shareholders’ Attendance Book, and José Augusto da Gama Figueira, Fernando Linhares Filho (representatives of the Fiscal Council), Alex Waldemar Zornig (Officer and Investor Relations Officer), Tarso Rebello Dias and Maria Gabriela Campos da Silva Menezes Côrtes.

5. Chair: Chairman: José Augusto da Gama Figueira; Secretary: Maria Gabriela Campos da Silva Menezes Côrtes.

6. Resolutions: Attending shareholders representing more than 63% (sixty three per cent) of the Company’s voting shares resolved as follows:

6.1.

Abstentions were accepted and, by unanimous vote, the attending voting shareholders approved, without limitation, the proposal of second public issue of single, registered, unsecured debentures of Tele Norte Leste Participações S.A. (“Debentures”), not convertible into shares, in book-entry form, in the local market, to be distributed with limited efforts, pursuant to CVM Instruction No. 476, of January 16, 2009, as amended (“CVM Instruction 476”), exclusively to qualified investors, as defined in CVM Instruction 476 (“2nd Issue of Debentures”), with the following characteristics and main conditions, which will be explained and regulated according to the Debentures deed of issue (“Deed of Issue”): (i) Issue Number: The Debentures represent the Company’s second public issue of debentures; (ii) Series: Single series; (iii) Total amount of the Issue: R$1,500,000,000.00 (one billion and five hundred million reais); (iv) Number: 150 (one hundred and fifty) debentures; (v) Face Value per Unit: R$10,000,000.00 (ten million reais) (“Face Value per Unit”); (vi) Type: Under article 58 of Brazilian Corporate Law, main clause, the Debentures will be unsecured and, therefore, without special or general privileges to their holders or assignment of assets as collaterals in case of enforcement; (vii) Placement: The Debentures are object of a public offering with limited placement efforts, pursuant to CVM Instruction 476, under firm guarantee, and the target public is qualified investors, as defined under article 4 of CVM Instruction 476 (“Qualified Investors”). The 2nd Issue of Debentures will follow procedures described in the CVM Instruction No. 476, according to limits imposed by such rule and by Brazilian Corporate Law; (viii) Form: The Debentures will be registered and issued in book-entry form, without issue of certificates; (ix) Convertibility: The Debentures will not be convertible into shares; (x) Banks arranging the 2nd Issue of Debentures: Banco Itaú BBA S.A. and BB Banco de Investimento S.A., financial institutions included in the system of distribution of securities; (xi) Subscription: Debentures will be subscribed through the SDT – Type of Distribution of Securities managed and operated by CETIP S.A. – Organized Over-the-Counter Market of Assets and Derivatives (“CETIP”), according to procedures by CETIP; (xii) Trade: Debentures will be

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

Held on August 16, 2010

subscribed for trade in the secondary market through the SDT – Type of Distribution of Securities managed and operated by CETIP S.A. Pursuant to article 13 of CVM Instruction No. 476, the Debentures may be traded among Qualified Investors only, always 90 (ninety) days as of the date of subscription or purchase,; (xiii) Issue Date: For legal purposes, the issue date of the Debentures shall be August 19, 2010 (“Issue Date”); (xiv) Term and Maturity: The term of the Debentures shall be 180 (one hundred and eighty) days, as of the Issue Date, and therefore, maturity is on February 15, 2011 (“Maturity Date”); (xv) Payment of Face Value per Unit: Face Value per Unit of Debentures shall be paid in 1 (one) installment upon Maturity Date; (xvi) Payment of Interests: (1) monetary adjustment: Face Value per Unit of Debentures shall not be updated; and (2) payment of interests: Payment of interests on the Face Value per Unit of Debentures shall be 100% (one hundred per cent) of the total variation of the average overnight daily interbank deposits (DI – Depósitos Interfinanceiros) rate of the day, as a percentage per year– based on 252 (two hundred fifty two) business days, calculated and disclosed on a daily basis by CETIP, in the daily report available in its website (http://www.cetip.com.br) (“DI Rate”), capitalized from a 1.10% (one tenth per cent) spread or surtax per year, based on 252 (two hundred fifty two) business days (“Surtax”, and, in addition to the DI Rate, “Payment of Interest”), calculated on an exponential and aggregate pro rata basis based on consecutive business days, and levied on the Face Value per Unit of Debentures from the Issue Date to payment date. Interest will be fully paid upon Maturity Date. Debentureholders have the right to receive interest on the end of the business day immediately before the respective payment date; (xvii) Paid-in Form and Price: The Debentures will be paid-in in cash, upon subscription (“Paid-in Date”), in Brazilian currency, by the Face Value per Unit, in addition to Payment of Interest, on a pro rata basis from the Issue Date to the Paid-in Date; (xviii) Programmed Renewal: There will be no programmed renewal; (xix) Full Optional Early Redemption: The Company, at its sole discretion, may conduct, any time, as of the 120th day as of the Issue Date, exclusive, and through a 15-day short notice as of the full early redemption date to Debentureholders, pursuant to terms of the Deed of Issue, Trustee, Depositary, Agent Bank and CETIP, the early redemption of all outstanding Debentures (partial redemption is not allowed), and, as a result, cancelation of such Debentures, through the

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

Held on August 16, 2010

payment, by the Company, of a Face Value per Unit of the Debentures, in addition to Interest, calculated on a pro rata basis from the Issue Date to the Date of Total Early Redemption, without premium; (xx) Optional Purchase: The Company may, any time, purchase the outstanding Debentures for a price no higher than the Face Value per Unit, in addition to the applicable interest, calculated on a pro rata basis from the Issue Date to the Date of Payment, provided that the provisions of Article 55, paragraph 2 of Brazilian Corporate Law are respected. Debentures purchased by the Company may, at the Company’s discretion, be cancelled, held in treasury or placed in the market again. When placed in the market again, Debentures purchased by the Company to be held in treasury, pursuant to this item, are entitled to the same payment of interest as the other outstanding Debentures. Cancelation of Debentures may occur through amendment to the Deed of Issue; (xxi) Early Maturity: Debentures may have early maturity in accordance with assumptions and terms provided for under the Deed of Issue, to be defined based on the Company’s current market practices; (xxii) Trustee: SLW Corretora de Valores e Câmbio Ltda.; (xxiii) Risk assessment: The Debentures will not be rated for risk assessment; (xxiv) Use of proceeds: payment of promissory notes issued by the Company on May 2010, whose maturity is on August 19, 2010; and (xxv) Other characteristics and approval of Deed of Issue: the other characteristics and conditions for issue of Debentures will be described in the Deed of Issue.

6.2.	Immediately thereafter, abstentions were recorded and the voting shareholders unanimously approved the delegation of powers to the Board of Directors to make decisions or changes in conditions in connection with the second part (items VI to VIII) of paragraph 1 of Article 59 of Brazilian Corporate Law;

6.3.

Finally, abstentions were accepted and the majority of attending voting shareholders approved the Company’s Board of Directors and delegated powers to the Company’s Board of Executive Officers in connection with adoption of all the necessary measures to implement the above-mentioned decisions, including entering into service agreements at terms and conditions that it deems appropriate to the Company’s interests. All acts by the Company’s Board of Executive Officers with this purpose until this date are hereby confirmed.

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

Held on August 16, 2010

7. Closing: Nothing further to be discussed, the President closed this Extraordinary Shareholders Meeting and these minutes were drafted in summary, pursuant to Article 130, paragraph 1, of Brazilian Corporate Law. These minutes were read, approved and executed by shareholders representing all of the attending members. The publication of these minutes without the signature of the attending shareholders is authorized, pursuant to Article 130, paragraph 2 of the Law 6,404/76. Rio de Janeiro, August 16, 2010. (/s/ Telemar Participações S.A., by proxy, Celso Fernandez Quintella; José Augusto da Gama Figueira – Chairman of the Board Meeting; Fernando Linhares Filho – Representative of the Fiscal Council; Alex Waldemar Zornig (Officer); Maria Gabriela Campos da Silva Menezes Côrtes – Secretary of the Board Meeting; Tarso Rebello Dias; Amundi Funds; Eton Park Fund, L.P.; EP Tisdale LLC; Norges Bank; Vanguard Investment Series, PLC; Vanguard Total Int Stock Index Fund, a series of Vanguard Star Fund; First State Global Umbrella Fund PLC First State Global Emerging Markets Select Fund; Amundi; State Street Emerging Markets; ABU Dhabi Retirement Pensions and Benefits Fund; AT&T Union Welfare Benefit Trust; Wilmington International Equity Fund Select LP;BGI Emerging Markets Strategic Insights Fund Ltd; Blackrock Institutional Trust Company, N.A.; BP Pension Fund; Brands Emerging Mkts Equity Fund; SSGA MSCI BRAZIL INDEX NON-LENDI; Caisse de dépôt et placement du Québec; CIBC Emerging Markets Index Fund; College Retirement Equities Fund; Eaton Vance Structured Emerging Markets Fund; Eaton Vance Tax-Managed Emerging Markets Funds; Emerging Markets Equity Trust 4; Emerging Markets Index Non-Lendable Fund B; Emerging Markets Strategic Insights Non-Lendable Fund; Emerging Markets Strategic Insights Non-Lendable Fund B; Emerging Markets Sudan Free Equity Index Fund; Essex County Council; Fidelity Fixed-Income Trust: Fidelity Series Global ex US Index Fund; Fidelity Funds – Latin America Fund; Fidelity Funds SICAV; IBM Savings Plan; Illinois State Board of Investment; Imperial Emerging Economies Pool; ING Wisdomtree Global High-Yielding Equity Index Portfolio; Ishares MSCI Brazil (free) Index Fund; Ishares MSCI Bric Index Fund; Ishares MSCI Emerging Markets Index Fund; John Hancock Funds II: International Equity Index Fund; John Hancock Trust International Equity Index Trust A; John Hancock Trust International Equity Index Trust B; Microsoft Global Finance; Municipal Employees Annuity and Benefit Fund of Chicago; National Pension Service; Northern Trust Non-Ucits Common Contractual Fund; Pensionskassernes Administratios A/S; Powershares FTSR RAFI Emerging Markets Portfolio; SCHWAB Emerging Markets Equity ETF; SCHWAB Fundamental Emerging Markets Index Fund; Southern CA Edison CO Nuclear FAC Qual CPUC Decom M T for San Onofre and Palo

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

Held on August 16, 2010

Verde NUC Gen Stations; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans; Teacher Retirement System of Texas; The Future Fund Board of Guardians; The Master Trust Bank of Japan, Ltd. MTBC400035147; The MCGRAW Hill Retirement Plan Collective Investment Trust; The Monetary Authority of Singapore; The Pension Reserves Investment Management Board; The Royal Bank of Scotland PLC as Depositary of First State Global E.M. a sub FD of First State Inv.IC; The Royal Bank of Scotland PLC as Depositary of First State Global Emerging Markets; The Royal Bank of Scotland PLC as Depositary of First State Global Emerging Markets Sustainability Fund; The Royal Bank of Scotland PLC as depositary of First State Latin America Fund a sub fund of First State Investments ICVC The State Teachers Retirement System of Ohio; The Texas Education Agency; Trustees of the Estate of Bernice Pauahi Bishop DBA Kamehameha Schools; U A W Retiree Medical Benefits Trust; Vanguard Emerging Markets Stock Index Fund; Vanguard FTSE All-Word Ex-US Index Fund, A Series of Vanguard Interntional Equity Index Funds;Vanguard Total World Stock Index Fund, A series of Vanguard International Equity Index Funds; West Virginia Investment Management Board.

Rio de Janeiro, August 16, 2010.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

Tele Norte Leste Participações S.A.

Extraordinary Shareholders’ Meeting

Held on August 16, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer